

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

April 21, 2009

Gordon F. DuGan
Chief Executive Officer
Corporate Property Associates 17 - Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

> Re: Corporate Property Associates 17 - Global Incorporated
> Post-Effective Amendment to Registration Statement on Form S-11
> Filed April 2, 2009
> File No. 333-140842

Dear Mr. DuGan:

We have conducted only a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan, page 7</u>

1.   Please disclose the amount of shares remaining to be offered.

Description of Real Estate Related Investments, page 9

2.   In your discussion of your CMBS investments, please expand your disclosure to give the weighted average life of these investments.

Compensation, page 17

3.   Please include tabular disclosure of the aggregate compensation paid to date to your advisor and its affiliates. Please also disclose aggregate fees accrued but not yet paid, if any. The disclosure should break out the fees by type, such as offering fees, acquisition fee, operating fees and back-end fees.

Cash Distributions, page 24

4.   We note that you make distributions each quarter. Please disclose the aggregate amount of distributions paid in each quarter. Also disclose the per share amount of distributions paid if it is different from distributions declared. In addition, for distributions that have been paid, please disclose any amounts that have been reinvested.

5.   Please disclose the source of your paid distributions, specifying the amount paid from offering proceeds, the amount paid from cash flow from operations and the amount paid from other sources. Describe any such other sources.

Incorporation by Reference, page 160

6.   We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2008. However, the 10-K incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please include the information in the prospectus, amend the 10-K to include Part III or file the proxy. Please refer to Section 123.01 of the Division's Compliance and Disclosure Interpretations.

Exhibit 31.2 to Form 10-K: Certification Pursuant to Rule 13a-14(a)

7.   We note that paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) is missing the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to the Form 10-K that includes a new, corrected certification.

Annex A: Prior Performance Tables

8.   Please update the information in your prior performance tables. We note that your prior performance tables currently contain information only through December 31, 2007.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Angela McHale at (202) 551-3402, or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Kathleen L. Werner, Esq.
        Clifford Chance US LLP
        31 West 52nd Street
        New York, New York 10019